Jerash Holdings (US), Inc.

277 Fairfield Road, Suite 338

Fairfield, New Jersey 07004

(201) 285-7973

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

November 18, 2022

Re:	Jerash Holdings (US), Inc.
Withdrawal of Request for Acceleration Registration Statement on Form S-3, as amended
Initially Filed on April 13, 2022
File No. 333-264265

Ladies and Gentlemen:

Jerash Holdings (US), Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on November 16, 2022, which requested that the above-referenced Registration Statement become effective on November 18, 2022 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Sincerely,

By:	/s/ Gilbert K. Lee
Name:	Gilbert K. Lee
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC